Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Receives Additional Multi-Million-Dollar Turnkey Purchase Orders from Pan-India Broadband Service Provider

Ottawa, Canada, June 4, 2015 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has received follow-on purchase orders for Horizon Compact+ radio systems from a major Indian Telecom and Broadband Service Provider. The orders also include services to be delivered by DragonWave’s Indian joint venture, DragonWave HFCL.

“We are honoured to be extending our partnership with this key Indian customer, an innovative pan-India broadband service provider with the vision to create a cutting-edge 4G/LTE broadband network together with a powerful ecosystem of digital services,” said DragonWave President and CEO Peter Allen. “India is an important market, home to the world’s second largest population, and a young nation with a fast growing digital audience. Our Horizon Compact+ solution delivers cost-effective capacity, which is particularly valuable in India where backhaul spectrum is limited and expensive.”

DragonWave Horizon Compact+ uniquely offers a combination of 2048 QAM modulation and the industry’s only bandwidth accelerator bulk compression capability to deliver unsurpassed spectral efficiency.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024